Viropro, Inc.

December 15, 2005

Mr. Andrew Blume

United States Securities & Exchange Commission

Washington DC  20549

Your File Number:  333-06718

Dear Sir:

Reference is made to your letter of December 2, 2005, from Mr. William Choi. As requested, we are pleased to provide the following comments as response to your letter.

10K-SB for the Fiscal Year Ended November 2004

1.

The Company’s functional currency at November 30, 2004, is the Canadian dollar. The reporting currency for all periods presented is the US dollar. The only conversion required relates to the translation of Canadian dollar balances of the Company’s two subsidiaries into the reporting currency which resulted in net translation adjustment included in the statement of operations and the balance sheet of $2,478. The Company did not apply the guidance of SFAS 95 paragraph 25 and the illustration in SFAS 95 paragraph 146 in determining the effect of changes in exchange rates included in the statement of cash flows. However, the Company is of the opinion that the application of the guidance of these paragraphs of SFAS 95 would not produce an amount which would be materially different. The Company will apply the guidance contained in SFAS 95, paragraphs 25 and 146 in all future filings. Substantially all of the cash balances at November 30, 2004, are held in Canadian dollars.

The $2,478 balance was calculated as described above and as discussed above the CTA should not agree exactly to the effect of changes in cash flows, but the Company is of the opinion that no material changes to the financial statements are required.

No foreign currency transaction gains or losses were recorded by the Company during the period. The Company did not conduct business in foreign currencies other than the Canadian dollar.

8515, Place Devonshire, Shite 207

Montreal, Quebec, Canada

H4P 2K1

2.

The Company confirms that it will disclose the accounting policy for equity instruments issued to other than employees in future filings. The Company measures the fair value of these equity instruments (common shares only through November 30, 2004) based on the trading price of the equity instruments on the earlier of the date at which a commitment for performance is reached or the date at which the performance is complete. Through November 30, 2004, the date used has been the commitment date which coincides with the date that performance was complete as all shares were issued for completed services and the fair value was charged to operations on that date.

Should you wish to discuss this matter further, please contact the undersigned at 514-578-3579 (Fax: 514-685-5557).

Yours very truly,

VIROPRO, INC.

Gary Chamandy-Cook

Copies to:

Neil Winter (Auditor)

gchamandycook@trivorgroup.com

Richard Lee (Chairman)

Duly Authorized

Jean-Marie Dupuy (CEO)